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                               July 28, 2023

       Tao Yang
       Chief Executive Officer
       Yalla Group Ltd
       #238, Building 16, Dubai Internet City, PO BOX 501913
       Dubai, United Arab Emirates

                                                        Re: Yalla Group Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-39552

       Dear Tao Yang:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 108

   1. We note the certification filed as Exhibit 15.2 in connection with your required submission under
paragraph (a). Please supplementally describe any materials that were reviewed and tell us
whether you relied upon any legal opinions or third party
                                                        certifications such as
affidavits as the basis for your submission. In your response, please provide a similarly
detailed discussion of the materials reviewed and legal opinions or third party
certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and
(3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your determination. In
addition, please tell us whether you have relied upon third party certifications such as
affidavits as the basis for your disclosure.
 Tao Yang
Yalla Group Ltd
July 28, 2023
Page 2
3. We note your statement under Item 16I that your consolidated foreign operating entities are incorporated or otherwise organized in the UAE and the PRC. We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong
      Kong and countries outside China. Please provide the disclosures required under Item
      16I(b) for yourself and your consolidated foreign operating entities in your supplemental response, or tell us how your current disclosure meets this requirement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kyle Wiley at (202) 344-5791 or Jennifer Gowetski at
(202) 551-3401
with any questions.



                                                           Sincerely,
FirstName LastNameTao Yang
                                                           Division of
Corporation Finance
Comapany NameYalla Group Ltd
                                                           Disclosure Review
Program
July 28, 2023 Page 2
cc:       Yi Gao
FirstName LastName